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                                   Exhibit 3


Paragraph 1 Article Five of the Articles of Incorporation is amended in its entirety to read as follows:

         "Paragraph 1: The aggregate number of shares which the corporation is authorized to issue is 61,000,000, divided into two classes consisting of 1,000,000 shares designated as Preferred Stock, without par value, issuable in series as hereinafter provided (hereinafter referred to as the "Preferred Stock"), and 60,000,000 shares designated as Common Stock, without par value (hereinafter referred to as the "Common Stock")."